

Mail Stop 3561

August 4, 2017

Mark T. Lynn
Chief Executive Officer
Denim.LA, Inc.
8899 Beverly Blvd., Suite 600
West Hollywood, CA 90069

   Re: Denim.LA, Inc.
     Offering Statement on Form 1-A
     Filed July 10, 2017
     Amendment No. 1 to Offering Statement on Form 1-A
     Filed July 20, 2017
     File No. 024-10718

Dear Mr. Lynn:

   We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. Please revise to clarify the extent to which the shares being offered to the public are non-voting.

The Offering, page 5

2. Please revise here and where appropriate to clearly explain the minimum investment as referenced on pages 9 and 45.

Mark T. Lynn
Denim.LA, Inc.
August 4, 2017
Page 2

<u>Risk Factors, page 7</u>

<u>Investors may be subject to an Investment Management Agreement. . ., page 9</u>

3. We note your statement in this risk factor and on page 35 that the investment management agreement will limit investors' voting rights. Please revise here, or where appropriate, to discuss the material terms of the investment management agreement. For example only, your revised disclosure should address the material limitations as a result of the investment management agreement and whether any fees are required to be paid to the manager. It is also unclear if investors purchasing a minimum of 100,000 shares would nevertheless hold non-voting stock per the last risk factor on page 8. Please revise to clarify.

<u>Exhibits, page 69</u>

4. Please file your senior credit agreement with Black Oak Capital as an exhibit. Refer to Item 17 of Form 1-A.

5. We note the statement in Exhibit 4.1 that you make no representations or warranties to investors signing the subscription agreement "as to the accuracy or completeness of the information contained in any offering materials." Please note that it is not appropriate to state or imply that investors cannot rely on your disclosure. Please revise or remove the disclaimer as appropriate.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and
Mining

cc: Andrew Stephenson, Esq.
       KHLK LLP